UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

Via Email

Wei Guo
Chief Executive Officer
Beyond Golden Holdings Limited
35/F Central Plaza
18 Harbour Road
Wanchai, Hong Kong

Re: Beyond Golden Holdings Limited
Amendment No. 1 to Registration Statement on Form 20-F
Filed April 8, 2011
File No. 000-54021

Dear Mr. Guo:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
Robert Brantl, Esq.